SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the year ended March 31, 2003 (Thursday May 22, 2003)

2.	Notice of change of management (Thursday May 22, 2003)

3.	Notice on the purchase of treasury stock (Thursday May 22, 2003)

Contact:

IR Group

Kubota Corporation

2-47, Shikitsuhigashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Phone      : +81-6-6648-2645

Facsimile: +81-6-6648-2642

FOR IMMEDIATE RELEASE (THURSDAY, MAY 22, 2003)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2003 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 22, 2003 — Kubota Corporation reported today its consolidated and non-consolidated results of operations for the year ended March 31, 2003.

Consolidated Financial Highlights

(1)	Results of operations
	(In millions of yen and thousands of U.S. dollars except per American Depositary Share ("ADS") amounts
	Year ended March 31, 2003			% (*)	Year ended March 31, 2002	% (*)
Net sales		¥926,145		(4.1)	¥965,791	(1.9)
	[$	7,717,875	]
Operating income		¥29,613		(14.0)	¥34,424	(20.3)
		[$246,775	]
Income before income taxes, minority interest in earnings of		¥6,156		(78.5)	¥28,683	(52.8)
subsidiaries, and equity in net income (loss) of affiliated companies		[$51,300	]
% of net sales		0.7%			3.0%
Net income		(¥8,004)		—	¥9,530	(2.7)
		[($66,700	)]
% of net sales		(0.9%)			1.0%
Net income per ADS (5 common shares)
Basic		(¥29)			¥34
		[($0.24	)]
Diluted		—			¥33
		[—	]
Ratio of net income to shareholders' equity		(2.3%)			2.3%
Ratio of income before income taxes to total assets		0.5%			2.3%

Notes	to results of operations:

        1 : (*) represents percentage change from the comparable previous year.

        2 : Average number of shares outstanding during the year ended March 31, 2003                1,370,382,125

     Average number of shares outstanding during the year ended March 31, 2002                1,405,564,181

(2)	Financial position

	(In millions of yen and thousands of U.S. dollars except per ADS amounts)
	March 31, 2003		March 31, 2002
Total assets	¥1,139,011		¥1,200,117
	[$9,491,758	]
Shareholders' equity	¥315,443		¥394,970
	[$2,628,692	]
Ratio of shareholders' equity to total assets	27.7%		32.9%
Shareholders' equity per ADS	¥1,172		¥1,420
	[$9.77	]
Notes to financial position: Number of shares outstanding as of March 31, 2003 1,345,450,014 Number of shares outstanding as of March 31, 2002 1,390,419,012 (3) Summary of statements of cash flows
	(In millions of yen and thousands of U.S. dollars)
	Year ended March 31, 2003		Year ended March 31, 2002
Net cash provided by operating activities	¥64,253		¥77,826
	[$535,442	]
Net cash used in investing activities	(¥27,593)		(¥34,458)
	[($229,942	)]
Net cash used in financing activities	(¥30,009)		(¥61,294)
	[($250,075	)]
Cash & cash equivalents, end of year	¥67,362		¥60,983
	[$561,350	]

(4)	118 subsidiaries are consolidated, and 47 affiliated companies are accounted for under the equity method.

(5) The number of newly consolidated companies during the period	: 5
The number of newly unconsolidated companies during the period	: 6

The number of newly affiliated companies during the period	: 0
The number of newly unaffiliated companies during the period	: 3

(6)	Anticipated results of operations for the year ending March 31, 2004

	(In millions of yen)
	Six months ending September 30, 2003	Year ending March 31, 2004
Net sales	¥420,000	¥910,000
Income before income taxes, minority interest in earnings of subsidiaries,
and equity in net income (loss) of affiliated companies	¥7,000	¥10,000
Net income	¥3,000	¥5,000

Basic	net income per ADS for the year ending March 31, 2004 is anticipated to be ¥19.

Please	refer to page 9 and 10 for further information related to the above mentioned anticipated results of operations.

1.      Management Policies

1.	Basic management policy

More than a century since its founding, Kubota Corporation and subsidiaries (collectively the “Company”) has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. Through its businesses, the Company has contributed in providing a better future for people, society, and the earth. While adhering to this corporate philosophy, the Company is implementing management policies that include focusing on prioritizing allocation of its resources, emphasizing agility in its operations as well as strengthening consolidated operations. Through these measures, the Company aims to respond with flexibility to the changing times.

2.	Basic policy related to the Company’s profit allocation

The Company’s basic policy for the allocation of profit is to “maintain stable or raising dividends”. The Company’s policy is to determine the most appropriate use of retained earnings, by considering current business operations as well as the future business environment.

3.	The Medium-Term Management Strategy including issues upon which the Company should implement countermeasures

(1)	Medium-Term Management Strategy

In March 2001, the Company formulated the “Medium-Term Management Strategy”, which is being applied in the 3-year period ending March 31, 2004, in order to attain further improvement in profitability. The strategy mainly consists of 3 domains; “Reforming the business structure and profit structure”, “Reforming operational Systems”, and “Focusing on finance strategy”. The Company has been doing its best to achieve its goals with company-wide efforts.

Unfortunately, the economic environment surrounding the Company became much tougher than previously expected. In addition to decreased demand from both national and local governments, ongoing deflation, sharp fall in stock prices, and withdrawal from the prefabricated housing business also negatively impacted the Company. Due to these factors, the Company adjusted its medium-term financial targets.

In the meantime, the 3 domains of the Medium-Term Management Strategy remain unchanged. The Company endeavors to promote this strategy for the year ending March 31, 2004, the final year of the 3-year period. The Company will continue to manage its business through a medium-term business plan process, and intends to formulate a new Medium-Term Management Strategy during fiscal year of 2004, and will review the progress of the new Medium-Term Management Strategy, including the review of implementation of the strategy and the analysis of business environment.

(2)	Countermeasures by the Company

1)	Reforming the business structure and profit structure

The Company has been reforming its business structure and profit structure through classifying each business of the Company into 2 categories: “Core and Strategic business” category which includes domestic and overseas farm equipment, ductile iron pipes, environmental engineering business, etc. and “Reviving business” category which includes building materials and industrial castings.

In the Core and Strategic business category, domestic farm equipment expanded its market share owing to aggressive sales promotion, including introduction of new models with higher performance and price competitiveness. In overseas markets, especially tractor business in North America has been expanding through various measures including the inception of new models of tractors, expansion of the production capacity in Georgia, and the sales promotion campaign. In the Environmental Engineering business, the Company has strengthened its existing operations and launched new businesses, such as industrial waste treatment business or site remediation business. However, in public works spending-related businesses, such as the business of ductile iron pipes, the profitability was not favorable resulting from lackluster demand, and the Company will take every effort to regain the strength of the business of ductile iron pipes.

In the Reviving business category, the Company is making major efforts to improve its break-even point through rigorous cost controls. Furthermore, under the principle of “selection and concentration of businesses”, the Company has made a withdrawal from the concrete pole business and the bathroom business, as well as a divestiture of its prefabricated housing business.

2)	Reforming operational systems

Realignment of business units

For the purpose of better combination and cooperation among business units, which have common and related technologies and markets, the Company has realigned the divisional management organizational structure. The new divisional management organization of the Company consists of “Farm & Industrial Machinery Consolidated Division”, “Industrial & Material Systems Consolidated Division”, “Environmental Engineering Consolidated Division”, and “Housing Materials & Utilities Consolidated Division”.

Furthermore, the Company is planning to empower the divisional management in each business unit with the authorities and responsibilities for decision-making, and to establish an autonomous management system in order to increase efficiency in the decision-making process of the management.

‚Streamlining of the corporate office

Through reevaluating the responsibilities and functions of the corporate office, the Company reduced the number of departments in its corporate office from 40 to 14 during the period from April 1999 through April 2003. During the same period, the head count at the corporate office decreased from 1,200 to 355.

In addition, the Company introduced a new program for human resource management in order to promote competitive and creative corporate culture. The new program includes a performance appraisal plan based upon individual achievement, empowerment of younger employees, and human resource development.

3)	Focusing on finance strategy

The Company has been attempting to reduce interest-bearing debt. The target was a reduction from ¥429.6 billion at the end of March 1999, to ¥315.0 billion at the end of March 2003. At the end of March 2003, the actual amount of interest-bearing debt was ¥327.4 billion, which was over the target due to the funds being used to expand business in North America and the allocation of funds for the repayment of its corporate bond due during the year ending March 2004. The Company continues to reduce interest-bearing debt, and set the target of ¥300.0 billion in interest-bearing debt at the end of March 2004.

Since December 2001, the Company has been purchasing treasury stock in order to enhance efficiency of shareholders’ equity. The cumulative number of shares purchased at the end of March 2003 amounted to 63.2 million shares. The Company will continue to purchase treasury stock during the year ending March 2004. Although the amount of treasury stock will not exceed 50 million.

4.	Corporate Governance: Policy and Implementation

The Company is undertaking an extensive review of its corporate structure to build a more autonomous divisional management structure. Each division is required to operate by an appropriate business model which includes responsibility for decision-making and operating systems. At the same time, the Company is making efforts to establish an optimum corporate management structure to enhance and improve its corporate governance.

The number of the Company’s board of directors is being reduced to accelerate and enhance the decision-making process, and the number of the directors will be 19 in June 2003 which is half compared to the number of directors 5 years ago. Furthermore, in order to clarify management responsibility, a proposal will be made to shorten the term of office of the directors from 2 years to 1 year at the ordinary general meeting of shareholders to be held in June 2003.

The Company will continue to adopt the “Corporate Auditors System” based upon the Commercial Code of Japan. The Company has been strengthening its “Corporate Auditors System”, and is considering changes to its corporate auditor regulations as well as a plan of increasing staff members within the Compliance Auditing dept.

The Company has acknowledged the importance both of the operational auditing and the compliance management activities. “Corporate Compliance Headquarters” was established in June 2001, and with the assistance of knowledgeable independent advisors, the Company has been able to further strengthen business ethics as well as compliance management. The Company has set up a counseling hot line for employees to get consultation on any breaches of policy.

The Company is making efforts to improve financial disclosure for better transparency in order to enhance communication with shareholders and investors. The disclosure by industry segments has been improved through the increase of the number of industry segments from 3 to 5, and the 5 segments correspond better to the management structure of the Company. Additionally, for the convenience of shareholders, the Company will make available a Voting Right Website at the ordinary general meeting of shareholders in June 2003.

2.    Review of Operations and Financial Condition

1.	Review of operations

(Note) In order to clarify the relationship between management structure and industry segments, the Company increased the industry segments from 3 to 5. The 5 new industry segments are as follows: “Internal Combustion Engine & Machinery”, “Pipes, Valves & Industrial Castings”, “Environmental Engineering”, “Building Materials & Housing”, and “Other”.

(1)	Outline of the results of operations for the year under review

During the year under review, the Japanese economy showed some indications of recovery such as brisk exports in the first half of the year, however, consumption and capital expenditures remained sluggish. In the second half of the year, there were growing concerns over the future of the Japanese economy because of worsening deflation, sharp falls of stock prices and increased uncertainties of the international situation. As a result, the Japanese economy became stagnant.

Under such conditions, net sales were ¥926.1 billion, a decrease of 4.1 % from the prior year. Domestic sales were ¥684.2 billion, down by 9.2%, largely due to the divestiture of the prefabricated housing business and declined sales of the public demand–related businesses. Overseas sales were ¥241.9 billion, up by 13.8%, largely due to the favorable sales of the tractor business in North America. The ratio of overseas sales to net sales was 26.1%, 4.1 points higher than the prior year.

Because of the impairment loss on the golf course owned and operated by a subsidiary of the Company and special retirement allowance for the voluntary early retirement program ended March 2003, operating income was down by ¥4.8 billion to ¥29.6 billion. Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income (loss) of affiliated companies was down by ¥22.5 billion, to ¥6.2 billion due to the ¥24.8 billion valuation losses on investments caused by the declining Japanese stock market. As a result, after the ¥12.3 billion of income taxes, ¥1.9 billion of minority interest in earnings of subsidiaries and the equity in net income of affiliated companies, the Company recorded a net loss of ¥8.0 billion.

(2)	Review of operations by product group

1)	Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥444.2 billion, an increase of 7.0 % from the prior year, comprising 48.0% of consolidated net sales. Domestic sales increased 3.4%, to ¥225.5 billion. Overseas sales rose 11.0% to ¥218.7 billion. This segment consists of “farm equipment and engines” and “construction machinery”.

Sales of farm equipment and engines increased 5.9 % to ¥399.4 billion from the prior year. Domestic sales were ¥204.2 billion, 3.1 % higher than the prior year and overseas sales were ¥195.2 billion, 9.1% higher than the prior year. In domestic markets, while demand of farm equipment was lackluster reflecting unfavorable crop prices and reduction of rice acreage, the Company has aggressively conducted a sales promotion campaign together with introducing new models of tractors with improved performance and price competitiveness. In overseas markets, sales of tractors in North America had a significant increase resulting from the sales campaign and introduction of new models. The Company has made an investment in its Georgia facilities for the expansion of assembly lines and warehouses, and also established “Turf-Care Technology & Marketing Center”. Sales of engines increased owing principally to the growing sales to original equipment manufacturers both in EU and US markets.

‚Sales of construction machinery were ¥44.8 billion, an increase of 17.5% from the prior year. Domestic sales were ¥21.3 billion, an increase of 6.2%. Total sales of construction machinery in Japanese market decreased, however, the Company expanded its market-share. Overseas sales were ¥23.5 billion, an increase of 30.1%. While demands in EU markets were weak, the increase in market-share allowed the Company to achieve the sales increase. Especially in North America, inception of new models was very successful, which helped the sales increase.

2)	Pipes, Valves & Industrial Castings

Sales in Pipes, Valves & Industrial Castings were ¥177.2 billion, 4.0 % lower than the prior year, comprising 19.1% of consolidated net sales. Domestic sales decreased 8.3%, to ¥159.0 billion. Overseas sales increased 63.8%, to ¥18.2 billion. This segment consists of 2 sub-segments; “pipes and valves” and “industrial castings”.

Sales in pipes and valves declined 3.8 % from the prior year, to ¥145.6 billion. Domestic sales were down 8.2%, to ¥135.5 billion. Overseas sales increased 161.9%, to ¥10.1 billion. Domestic sales of ductile iron pipes, which is the mainstay in this sub-segment, were negatively affected by the reduction in public work spending and financial difficulties in local governments. Sales of Spiral-welded steel pipes remained flat but sales of PVC pipes declined due to sluggish demand from both public and private sectors. Overseas sales surged by the brisk export of ductile iron pipes and valves to Middle East countries.

‚Sales of industrial castings decreased 4.6%, to ¥31.6 billion. Domestic sales were down 9.2%, to ¥23.5 billion. Overseas sales were up 11.8%, to ¥8.1 billion. Domestic sales declined due to the decreasing capital expenditure and weak demand from the construction industry. Overseas sales grew due to the growing export of cargo oil pipes for oil tankers and inception of new products reformer tubes by a subsidiary in Canada.

3)	Environmental Engineering

Sales in Environmental Engineering were ¥136.4 billion, 7.8% lower than the prior year, accounting for 14.7 % of consolidated net sales. Domestic sales decreased 7.2%, to ¥134.5 billion. Overseas sales also decreased 39.0%, to ¥1.9 billion. This segment consists of environmental control plants and pumps.

Sales in the Water & Sewage Engineering division decreased due to lower level orders received in the prior year and financial difficulties in local governments. Sales in the Water Environment Engineering division grew, due to growing sales of sewage treatment plants and expanding sales of new business fields. After the booming demand for rebuilding incinerators for the prevention of dioxin, was over in the prior year, sales in the Solid Waste Engineering division were reduced. As for pumps, domestic sales increased through expansion of domestic market-share while public works are decreasing. However, due to the lower sales of overseas markets, total sales were reduced.

4)	Building Materials & Housing

Sales in Building Materials & Housing were ¥64.3 billion, 42.0% lower than the prior year, accounting for 7.0% of consolidated net sales. This segment consists mainly of building materials (roofing materials, siding materials and septic tanks) and sales of condominiums.

Sales of building materials increased 1.2 % to ¥57.3 billion. Although the Company promoted to sell new models and attempted to expand market share, sales of roofing materials declined due to increased competition for western type of roofing materials during a slowdown of new housing starts. Sales of siding materials remained at the same level as the prior year, by the promotion of new models and strengthening its products. Sales of septic tanks increased compared with the prior year, because the Company introduced new marketing channels in regional markets and expanded market-share by introducing new models despite the reduction in market demand.

‚Sales of condominiums fell 87.1% to ¥7.0 billion. The Company withdrew from the prefabricated housing business, which had been a mainstay of this sub-segment. Consequently, sales of this sub-segment declined significantly. The Company received more contracts for sales of condominiums than the prior year but the number of condominiums sold was less than the prior year.

5)	Other

Other revenues were ¥104.0 billion, 3.0 % lower than the prior year, accounting for 11.2% of consolidated net sales. Domestic sales declined 4.6%, to ¥100.9 billion. Overseas sales climbed 107.8%, to ¥3.1 billion. This segment consists of vending machinery, electronic-equipped machinery, air-condition equipment, construction and so forth.

Despite the reduction of the publics works spending, domestic sales remained at the same level as the prior year. Sales of vending machinery and electronic electric-equipped machinery were reduced by the feeble capital expenditures in the private sector. Construction in South-east Asian countries proceeded and this led to the sales increase.

2.	Financial Condition

Net cash provided by operating activities was ¥64.3 billion. The Company recorded a net loss of ¥8.0 billion, but this loss includes ¥24.8 billion of valuation losses on marketable securities and ¥17.4 billion of impairment loss on fixed assets, which were the losses without cash flows. Consequently, net loss didn’t give a significant impact on the net cash provided by operating activities. The net amount of the decrease in notes and accounts receivable and the decrease in notes and accounts payable was plus ¥11.3 billion, which contributed to the increase of net cash provided by operating activities.

Net cash used in investing activities amounted to ¥27.6 billion. This amount includes capital expenditure of ¥33.8 billion. The Company contained capital expenditures in recent years, but due to the completion of our “Hanshin Office” in October 2002, the amount of purchase of fixed assets was larger than that of the prior year.

Net cash used in financing activities amounted to ¥30.0 billion. The Company used cash in redemption of corporate bonds, ¥45.4 billion or reduction in short-term borrowings ¥26.5 billion. On the other hand, The Company restrained the increase of long-term debt at ¥65.6 billion and continued to reduce the interest-bearing debt. Additionally, the Company spent ¥15.0 billion on purchase of treasury stocks.

As the result, including the negative effect of exchange rate, cash and cash equivalents at the end of March 2003 was ¥67.4 billion, an increase of ¥6.4 billion as compared with the prior year.

Cash flow indices

	Year ended March 31, 2002	Year ended March 31, 2003
Equity ratio (%)	32.9	27.7
Equity ratio based on market capitalization (%)	45.9	35.2
Interest-bearing debt / Cash from operating activities (year)	4.3	5.1
Interest coverage ratio (Times)	10.9	13.5

(Notes)

Equity ratio : shareholders equity / total assets

Equity ratio based on market capitalization : market capitalization / total assets

Interest coverage ratio : cash flows provided by operating activities / interest paid

Each index is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of March 2003 multiplied by the number of shares outstanding at the end of March 2003, excluding treasury stock. Cash flows provided by operating activities are the amount of operating cash flows in consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of interest paid in the consolidated statements of cash flows.

3.	Matter concerning profit allocation for this fiscal year

The Company plans to pay year-end cash dividends of ¥15 per ADS. Together with the interim cash dividends of ¥15 per ADS, total dividends per ADS for the entire fiscal year will amount to ¥30 per ADS.

3.    Prospect for the Next Fiscal Year

1.	General outlook

We expect that the economic conditions in Japan will remain weak because of the worsened labor market and a poor economic outlook which is negatively affecting personal consumption and capital expenditures. The public investment in Japan also will be reduced, and the US economy, which impacts the world economy, is experiencing uncertainty.

Under such conditions, the Company will make every effort to overcome the difficult business environment, and the Company continues to work hard towards the vigorous and steady implementation of the Medium-Term Management Strategy, and thus accelerating the process and attaining further improvement.

In April 2003, the Company reorganized its corporate research and development department, and further streamlined the corporate offices. At the same time, the Company is resolutely proceeding with the upgrading of its business portfolio, and the Company sold all shares of Kubota Lease Corporation (a wholly owned subsidiary).

Looking ahead, the Company forecasts consolidated net sales for the year ending March 31, 2004 at ¥910.0 billion, down by ¥16.1 billion compared with the prior year, reflecting the divestiture of its leasing business.

The Company expects a significant increase of pension expense, because of the deteriorated return on investment of the pension assets, and the large increase of pension liabilities due to the reduction of the discount rate. The Company forecasts the amount of pension expense for the year ending March 31, 2004 will increase by approximately ¥46.0 billion. Negatively affected by this increase, operating income is expected at ¥7.0 billion, down ¥22.6 billion. The Company expects income before income taxes, minority interest in earnings of subsidiaries, and equity in net income of affiliated companies will be ¥10.0 billion, up ¥3.8 billion. Additionally net income is forecasted to be ¥5.0 billion, up ¥13.0 billion as compared with the prior year. (These forecasts anticipate an exchange rate of ¥116=US$1.)

Notes:	Pension cost on consolidated basis

The Company recognizes immediately actuarial gains and losses in excess of 20 percent of larger of the benefit obligation or plan assets, and amortizes actuarial gains and losses between 10 and 20 percent over the average participants’ remaining service period (about 15 years).

The Company recognizes the expense of ¥5.6 billion for the actuarial gains and losses for the year ended March 31, 2003. The Company forecasts the expense of approximately ¥52.0 billion for the actuarial gains and losses for the year ending March 31, 2004.

Kubota Corporation was given an approval for its application for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of its employee benefit pension plan on January 30, 2003. The Company will recognize the gains related to the transfer when the Company completes the transfer to the government of the subsutitutional portion of the benefit obligation and related plan assets based upon US GAAP. The forecast of the above number does not include these gains, because there is no specific schedule for the transfer.

2.	Prospect with regard to the profit allocation for the next fiscal year

In accordance with the previously described basic policy related to the Company’s profit allocation of “maintaining stable or raising dividends”, the Company is considering paying cash dividends per ADS for the next entire fiscal year of ¥30, including the expected interim cash dividends of ¥15 per ADS.

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. And the user of the information should be aware that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

Consolidated Statements of Income

	(In millions of yen)
	Year ended March 31, 2003		Year ended March 31, 2002		Change
	Amount	%	Amount	%	Amount	%
Net sales	926,145	100.0	965,791	100.0	(39,646)	(4.1)
Cost of sales	695,571	75.1	729,863	75.6	(34,292)	(4.7)
Selling, general, and administrative expenses	181,353	19.6	188,713	19.5	(7,360)	(3.9)
Loss from disposal or impairment of businesses and fixed assets	19,608	2.1	12,791	1.3	6,817	53.3

Operating income	29,613	3.2	34,424	3.6	(4,811)	(14.0)
Other income (expenses):
Interest and dividend income	7,622		7,506		116
Interest expense	(4,818)		(6,697)		1,879
Valuation losses on short-term and other investments	(24,822)		(9,166)		(15,656)
Other-net	(1,439)		2,616		(4,055)

Other income (expenses), net	(23,457)		(5,741)		(17,716)
Income before income taxes, minority interest in earnings of subsidiaries, and equity in net income (loss) of affiliated companies	6,156	0.7	28,683	3.0	(22,527)	(78.5)
Income taxes:
Current	21,538		22,905		(1,367)
Deferred	(9,242)		(5,591)		(3,651)

Total income taxes	12,296		17,314		(5,018)
Minority interests in earnings of subsidiaries	2,097		1,660		437
Equity in net income (loss) of affiliated companies	233		(179)		412

Net income (loss)	(8,004)	(0.9)	9,530	1.0	(17,534)	—

	(In yen)
Basic earnings per ADS (5 common shares):	(29)		34
Diluted earnings per ADS (5 common shares):	—		33

Consolidated Balance Sheets
Assets
	(In millions of yen)
	March 31, 2003		March 31, 2002		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	67,362		60,983		6,379
Short-term investments	10		1,394		(1,384)
Notes and accounts receivable:
Trade notes	81,588		103,701		(22,113)
Trade accounts	252,537		271,635		(19,098)
Finance receivables, net	90,338		89,253		1,085
Less: Allowance for doubtful receivables	(4,089)		(4,052)		(37)

Total	420,374		460,537		(40,163)
Inventories	151,245		155,354		(4,109)
Other current assets	53,359		45,496		7,863

Total current assets	692,350	60.8	723,764	60.3	(31,414)
Investments:
Investments in and advances to affiliated companies	12,119		12,740		(621)
Other investments	79,959		128,876		(48,917)

Total investments	92,078	8.1	141,616	11.8	(49,538)
Property, plant and equipment:
Land	78,552		88,315		(9,763)
Buildings	195,497		197,603		(2,106)
Machinery and equipment	447,956		452,156		(4,200)
Construction in progress	5,451		4,253		1,198

Total	727,456		742,327		(14,871)
Accumulated depreciation	(474,901)		(466,116)		(8,785)

Net property, plant and equipment	252,555	22.2	276,211	23.0	(23,656)
Other assets:	102,028	8.9	58,526	4.9	43,502

Total	1,139,011	100.0	1,200,117	100.0	(61,106)

Consolidated Balance Sheets

Liabilities and shareholders' equity
	(In millions of yen)
	March 31, 2003		March 31, 2002		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short term borrowings	95,568		122,977		(27,409)
Trade notes payable	37,544		42,909		(5,365)
Trade accounts payable	168,240		182,675		(14,435)
Advances received from customers	7,244		7,886		(642)
Notes and accounts payable for capital expenditures	14,803		15,746		(943)
Accrued payroll costs	23,791		22,656		1,135
Income taxes payable	10,150		12,587		(2,437)
Other current liabilities	46,194		52,494		(6,300)
Current portion of long-term debt	75,830		42,076		33,754

Total current liabilities	479,364	42.1	502,006	41.8	(22,642)
Long term liabilities:
Long term debt	155,966		167,850		(11,884)
Accrued retirement and pension costs	159,805		106,206		53,599
Other long-term liabilities	15,184		16,537		(1,353)

Total long-term liabilities	330,955	29.0	290,593	24.2	40,362
Minority interest:	13,249	1.2	12,548	1.1	701
Shareholders' equity:
Common stock	78,156		78,156		—
Additional paid-in capital	87,263		87,263		—
Legal reserve	19,539		19,539		—
Retained earnings	200,517		216,810		(16,293)
Accumulated other comprehensive income (loss)	(48,095)		128		(48,223)
Treasury stock	(21,937)		(6,926)		(15,011)

Total shareholders' equity	315,443	27.7	394,970	32.9	(79,527)

Total	1,139,011	100.0	1,200,117	100.0	(61,106)

Consolidated Statements of Comprehensive Income (Loss)

	(In millions of yen)
	Year ended March 31, 2003	Year ended March 31, 2002	Change
Net income (loss)	(8,004)	9,530	(17,534)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(6,366)	9,094	(15,460)
Unrealized losses on securities	(11,602)	(32,187)	20,585
Minimum pension liability adjustment	(30,386)	(10,671)	(19,715)
Unrealized gains (losses) on derivatives	131	(390)	521
Other comprehensive loss	(48,223)	(34,154)	(14,069)

Comprehensive loss	(56,227)	(24,624)	(31,603)

Consolidated Statements of Shareholders' Equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 2001	1,409,809	78,156	87,263	19,539	215,739	34,282	—
Net income					9,530
Other comprehensive loss						(34,154)
Cash dividends, ¥30 per ADS (5 common shares)					(8,459)
Purchases of treasury stock	(19,390)						(6,926)

Balance, March 31, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)
Net loss					(8,004)
Other comprehensive loss						(48,223)
Cash dividends, ¥30 per ADS (5 common shares)					(8,289)
Purchases of treasury stock	(44,969)						(15,011)

Balance, March 31, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)

Consolidated Statements of Cash Flows

	(In millions of yen)
	Year ended March 31, 2003	Year ended March 31, 2002	Change

Operating activities:
Net income (loss)	(8,004)	9,530
Depreciation and amortization	38,804	40,535
Provision for reversal of retirement and pension costs, less payments	(4,416)	1,267
Valuation losses on short-term and other investments	24,822	9,166
Impairment loss on property, plant, and equipment	17,403	4,734
Deferred income taxes	(9,242)	(5,591)
Decrease in notes and accounts receivable	31,649	12,752
Decrease in inventories	2,455	23,260
Decrease in trade notes and accounts payable	(20,315)	(9,958)
Decrease in income taxes payable	(2,332)	(1,310)
Other	(6,571)	(6,559)

Net cash provided by operating activities	64,253	77,826	(13,573)
Investing activities:
Purchases of fixed assets	(33,838)	(32,473)
Purchases of investments and change in advances	(2,056)	(2,333)
Proceeds from sales of property, plant, and equipment	1,803	2,002
Proceeds from sales of investments	5,153	7,916
Other	1,345	(9,570)

Net cash used in investing activities	(27,593)	(34,458)	6,865
Financing activities:
Proceeds from issuance of long-term debt	65,627	28,202
Repayments of long-term debt	(45,447)	(71,034)
Net decrease in short-term borrowings	(26,548)	(2,846)
Cash dividends	(8,289)	(8,459)
Purchases of treasury stock	(15,011)	(6,926)
Other	(341)	(231)

Net cash used in financing activities	(30,009)	(61,294)	31,285
Effect of exchange rate changes on cash and cash equivalents	(272)	276	(548)

Net increase (decrease) in cash and cash equivalents	6,379	(17,650)
Cash and cash equivalents, beginning of period	60,983	78,633

Cash and cash equivalents, end of period	67,362	60,983	6,379

	(In millions of yen)
Notes:
Cash paid during the year for:
Interest	4,759	7,123	(2,364)
Income taxes	24,117	24,351	(234)

Consolidated Segment Information

(1)	Information by industry segments

	Year ended March 31, 2003
	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	444,169	177,217	136,381	64,350	104,028	926,145	—	926,145
Intersegment	480	7,678	1,053	20	19,983	29,214	(29,214)	—

Total	444,649	184,895	137,434	64,370	124,011	955,359	(29,214)	926,145
Cost of sales and operating expenses	387,953	182,963	128,423	64,338	141,153	904,830	(8,298)	896,532
Operating income (loss)	56,696	1,932	9,011	32	(17,142)	50,529	(20,916)	29,613
Identifiable assets at March 31, 2003	487,841	222,708	116,136	77,515	106,027	1,010,227	128,784	1,139,011
Depreciation	13,717	8,032	748	2,820	10,571	35,888	2,606	38,494
Capital expenditures	14,159	5,354	782	1,117	8,582	29,994	5,851	35,845

	Year ended March 31, 2002
	(In millions of yen)
	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	415,122	184,540	147,988	110,859	107,282	965,791	—	965,791
Intersegment	402	7,003	818	7	28,227	36,457	(36,457)	—

Total	415,524	191,543	148,806	110,866	135,509	1,002,248	(36,457)	965,791
Cost of sales and operating expenses	367,754	180,308	140,925	123,867	134,722	947,576	(16,209)	931,367
Operating income (loss)	47,770	11,235	7,881	(13,001)	787	54,672	(20,248)	34,424
Identifiable assets at March 31, 2002	478,390	231,832	122,879	76,979	129,614	1,039,694	160,423	1,200,117
Depreciation	14,125	9,002	720	2,968	10,767	37,582	2,492	40,074
Capital expenditures	14,107	7,181	534	2,892	8,786	33,500	2,842	36,342

(2)	Information by geographic segments

	Year ended March 31, 2003
	(In millions of yen)
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	712,964	158,051	55,130	926,145	—	926,145
Intersegment	124,213	2,439	1,268	127,920	(127,920)	—

Total	837,177	160,490	56,398	1,054,065	(127,920)	926,145
Cost of sales & operating expenses	807,122	144,348	52,720	1,004,190	(107,658)	896,532
Operating income	30,055	16,142	3,678	49,875	(20,262)	29,613
Identifiable assets at March 31, 2003	840,053	161,664	42,623	1,044,340	94,671	1,139,011

	Year ended March 31, 2002
	(In millions of yen)
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	773,114	143,959	48,718	965,791	—	965,791
Intersegment	103,428	2,907	656	106,991	(106,991)	—

Total	876,542	146,866	49,374	1,072,782	(106,991)	965,791
Cost of sales & operating expenses	841,152	129,213	46,596	1,016,961	(85,594)	931,367
Operating income	35,390	17,653	2,778	55,821	(21,397)	34,424
Identifiable assets at March 31, 2002	847,749	144,964	37,858	1,030,571	169,546	1,200,117

(3)	Overseas sales

	Year ended March 31, 2003
	(In millions of yen)
	North America	Other Areas	Total
Overseas sales	158,386	83,505	241,891
Consolidated net sales			926,145
Ratio of overseas sales to consolidated net sales	17.1%	9.0%	26.1%

	Year ended March 31, 2002
	(In millions of yen)
	North America	Other Areas	Total
Overseas sales	144,207	68,409	212,616
Consolidated net sales			965,791
Ratio of overseas sales to consolidated net sales	14.9%	7.1%	22.0%

Fair Value of Short-Term and Other Investments

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company's balance sheet. The following table presents costs, fair values, net unrealized holding gains and losses for securities by major security type at March 31, 2003 and 2002.

	(In millions of yen)
	March 31, 2003			March 31, 2002
	Cost	Fair value	Net unrealized holding gains (losses)	Cost	Fair value	Net unrealized holding gains (losses)
Short-Term Investments:
Governmental and corporate debt securities and other	10	10	—	1,394	1,394	—
Other Investments:
Equity securities of financial institutions	24,477	33,033	8,556	48,726	68,720	19,994
Other equity securities	21,961	32,361	10,400	25,620	44,582	18,962
Other	1,593	1,639	46	2,391	2,392	1

Total	48,041	67,043	19,002	78,131	117,088	38,957

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2003, of ¥120 = US$1, solely for convenience.

2.	Each ADS represents 5 common shares.

3.	118 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.

Kubota Credit Co., Ltd.

Kubota Environmental Service Co., Ltd.

	Overseas	Kubota Tractor Corporation

Kubota Credit Corporation, U.S.A.

Kubota Manufacturing of America Corporation

Kubota Engine America Corporation

Kubota Metal Corporation

Kubota Baumaschinen GmbH

Kubota Europe S.A.S.

4. 47 affiliated companies are accounted for by the equity method.

Major affiliated companies :	Domestic	31 sales companies of farm equipment

	Overseas	The Siam Kubota Industry Co., Ltd.

5.	Summary of accounting policies:

	The accompanying condensed consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for ‚.

‚	The Consolidated Segment Information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

6.	Adoption of new accounting standards

Kubota Corporation adopted Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Consumer (including a Reseller of the Vendor's Products)” from the year ended March 31, 2003. As a result, sales incentives previously classified as selling, general, and administrative expenses for the year ended March 31, 2002 have been reclassified as a reduction of revenues to conform to the presentation for the year ended March 31, 2003. The impact of this change on the operating income and net income of the Company is not material.

7.	From the information for the year ended March 31, 2003, in order to clarify the relationship between management structure and industry segments, the Company changed the number of its industry segments from 3 to 5. The new 5 industry segments are as follows; “Internal Combustion Engine & Machinery”, “Pipes, Valves & Industrial Castings”, “Environmental Engineering”, “Building Materials & Housing”, and “Other”. Due to this change, the amounts presented in the segment information for the year ended March 31, 2002 have been reclassified to conform to the presentation for the year ended March 31, 2003.

8.	Reclassification

The consolidated financial reports for the prior year have been reclassified to conform to the presentation for the year ended March 31, 2003.

Consolidated Net Sales by Product Group

	(In millions of yen)
	Year ended March 31, 2003		Year ended March 31, 2002		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	204,186		198,120		6,066	3.1
Construction Machinery	21,317		20,072		1,245	6.2

Internal Combustion Engine & Machinery	225,503	24.4	218,192	22.6	7,311	3.4

Pipes and Valves	135,480		147,502		(12,022)	(8.2)
Industrial Castings	23,531		25,920		(2,389)	(9.2)

Pipes, Valves & Industrial Castings	159,011	17.1	173,422	18.0	(14,411)	(8.3)

Environmental Engineering	134,521	14.5	144,940	15.0	(10,419)	(7.2)

Building Materials	57,352		56,676		676	1.2
Housing	6,998		54,183		(47,185)	(87.1)

Building Materials & Housing	64,350	7.0	110,859	11.5	(46,509)	(42.0)

Other	100,869	10.9	105,762	10.9	(4,893)	(4.6)

Domestic Total	684,254	73.9	753,175	78.0	(68,921)	(9.2)

Farm Equipment and Engines	195,182		178,886		16,296	9.1
Construction Machinery	23,484		18,044		5,440	30.1

Internal Combustion Engine & Machinery	218,666	23.6	196,930	20.4	21,736	11.0

Pipes and Valves	10,081		3,849		6,232	161.9
Industrial Castings	8,125		7,269		856	11.8

Pipes, Valves & Industrial Castings	18,206	2.0	11,118	1.1	7,088	63.8

Environmental Engineering	1,860	0.2	3,048	0.3	(1,188)	(39.0)

Other	3,159	0.3	1,520	0.2	1,639	107.8

Overseas Total	241,891	26.1	212,616	22.0	29,275	13.8

Farm Equipment and Engines	399,368		377,006		22,362	5.9
Construction Machinery	44,801		38,116		6,685	17.5

Internal Combustion Engine & Machinery	444,169	48.0	415,122	43.0	29,047	7.0

Pipes and Valves	145,561		151,351		(5,790)	(3.8)
Industrial Castings	31,656		33,189		(1,533)	(4.6)

Pipes, Valves & Industrial Castings	177,217	19.1	184,540	19.1	(7,323)	(4.0)

Environmental Engineering	136,381	14.7	147,988	15.3	(11,607)	(7.8)

Building Materials	57,352		56,676		676	1.2
Housing	6,998		54,183		(47,185)	(87.1)

Building Materials & Housing	64,350	7.0	110,859	11.5	(46,509)	(42.0)

Other	104,028	11.2	107,282	11.1	(3,254)	(3.0)

Grand Total	926,145	100.0	965,791	100.0	(39,646)	(4.1)

Anticipated Consolidated Net Sales by Industry Segment ending March 31, 2004

	(In billions of yen)
	Year ending March 31, 2004 (Forecast)		Year ended March 31, 2003 (Actual results)		Change
	Amount	%	Amount	%	Amount	%

Domestic	225.0		225.5		(0.5)	(0.2)
Overseas	217.0		218.7		(1.7)	(0.8)

Internal Combustion Engine & Machinery	442.0	48.6	444.2	48.0	(2.2)	(0.5)

Domestic	155.0		159.0		(4.0)	(2.5)
Overseas	25.0		18.2		6.8	37.4

Pipes, Valves & Industrial Castings	180.0	19.8	177.2	19.1	2.8	1.6

Domestic	126.0		134.5		(8.5)	(6.3)
Overseas	4.0		1.9		2.1	110.5

Environmental Engineering	130.0	14.3	136.4	14.7	(6.4)	(4.7)

Domestic	65.0		64.3		0.7	1.1
Overseas	—		—		—	—

Building Materials & Housing	65.0	7.1	64.3	7.0	0.7	1.1

Domestic	90.0		100.9		(10.9)	(10.8)
Overseas	3.0		3.1		(0.1)	(3.2)

Other	93.0	10.2	104.0	11.2	(11.0)	(10.6)

Grand Total	910.0	100.0	926.1	100.0	(16.1)	(1.7)

Domestic	661.0	72.6	684.2	73.9	(23.2)	(3.4)
Overseas	249.0	27.4	241.9	26.1	7.1	2.9

Non-consolidated Financial Highlights

The date of the Board of Directors' Meeting                                Thursday, May 22, 2003

The date of the Ordinary General Meeting of Shareholders        Thursday, June 26, 2003

(1)	Results of operations
	(In millions of yen except per ADS amounts)
	Year ended March 31, 2003	Change(*)	Year ended March 31, 2002	Change(*)
Net sales	¥672,439	(0.0%)	¥672,576	(4.5%)
Operating income	¥28,312	2.7%	¥27,556	(25.7%)
% of net sales	4.2%		4.1%
Ordinary income	¥26,750	11.6%	¥23,967	(22.0%)
% of net sales	4.0%		3.6%
Net income	(¥8,270)	—	¥136	—
% of net sales	(1.2%)		0.0%
Net income (loss) per ADS (5 common shares)(**)	(¥30.15)	—	¥0.45	—
Ratio of net income to shareholders' equity	(2.4%)	—	0.0%	—
Ratio of ordinary income to total assets	3.0%	—	2.5%	—

Notes	to results of operations:

1.	Average number of shares outstanding during the year ended March 31, 2003 1,371,028,880

Average number of shares outstanding during the year ended March 31, 2002 1,405,888,248

2.	(*) represents percentage change to the comparable previous year.

3.	(**) represents amount based on the average number of common shares outstanding during the year.

(2)	Cash dividends
	(In millions of yen except per ADS amounts)
	Cash dividends per ADS			Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to shareholders' equity
	Interim	Year end	Total
Year ended March 31, 2003	¥15.00	(*) ¥15.00	¥30.00	¥8,154	—	2.5%
Year ended March 31, 2002	¥15.00	¥15.00	¥30.00	¥8,402	—	2.3%

Note	to cash dividends:

(*)	Year end dividends for the fiscal year ended March 31, 2003 are subject to shareholders' approval at the Ordinary General Meeting of Shareholders to be held on June 26, 2003.

(3)	Financial position

	(In millions of yen except per ADS amounts)
	As of March 31, 2003	As of March 31, 2002
Total assets	¥858,893	¥943,258
Shareholders' equity	¥329,100	¥371,785
Ratio of shareholders' equity to total assets	38.3%	39.4%
Shareholders' equity per ADS	¥1,222	¥1,336

Notes	to financial position:

Number of shares outstanding as of March 31, 2003                1,346,095,389

Number of shares outstanding as of March 31, 2002                1,391,067,146

Number of treasury stock as of March 31, 2003                            63,713,589

Number of treasury stock as of March 31, 2002                            18,741,832

(4)	Anticipated results of operations for the year ending March 31, 2004

	(In millions of yen except per ADS amounts)
	Six months ending September 30, 2003	Year ending March 31, 2004
Net sales	¥284,500	¥667,000
Ordinary income	¥6,000	¥30,000
Net income	¥5,000	¥20,000
Interim cash dividends per ADS	¥15.00	—
Year end cash dividends per ADS	—	¥15.00

Notes	to anticipated results of operations for the year ending March 31, 2004:

1.	The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan and includes the information of parent company only. It should not be confused with condensed consolidated financial information.

2.	All figures in the non-consolidated financial information have been rounded down except per ADS information.

3.	Please refer to page 9 and 10 for further information related to the above mentioned anticipated results of operations.

May 22, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

President and Representative Director

Daisuke Hatakake

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that KUBOTA Corporation resolved at the board of directors’ meeting held on May 22, 2003 that KUBOTA Corporation would propose to change Executive Managing Director, other Directors, Senior Statutory Auditor, and Statutory Auditor at the ordinary general meeting of shareholders to be held on June 26, 2003. Details are as follows;

1.    Contents of changes

1)    Appointment of new Directors

Name	Current Title
Junichi Maeda	General Manager, Ductile Iron Pipe Division
Yoshiharu Nishiguchi	General Manager, Compliance Auditing Department
Eisaku Shinohara	Deputy General Manager, R&D Headquarters in Farm & Industrial Machinery Consolidated Division General Manager, Vehicle Technology Generalization Department.
Nobuo Izawa	General Manager, Pumps Division

2)    Appointment of new Senior Statutory Auditor and Statutory Auditor

(1)	Senior Statutory Auditor

Name	Current Title
Susumu Sumikura	Deputy Manager, Corporate Planning & Control Department.

(2)	Statutory Auditor

Name	Current Title
Teisuke Sono	Former High Court Judge of the Osaka High Court

3)    Retirement of Directors

(1)    Expiration of terms of office

Name	Current Title	New Title
Masakatsu Yamamoto	Managing Director	Adviser
Okihiro Asada	Managing Director	Adviser
Masatake Matsui	Managing Director	Adviser
Koh Shimizu	Director	Chairman, Kubota Environment Service Co., Ltd.
Toshi Nakajima	Director	Chairman, Kubota Pipetech. Co.

(2)    Resignation

Name	Current Title	New Title
Takeshi Oka	Executive Managing Director	Adviser
Tatsuo Arata	Managing Director	Adviser
Yoji Okihara	Managing Director	Adviser

4)    Retirement of Senior Statutory Auditor and Statutory Auditors

Name	Current Title	New Title
Toshi Tanaka	Senior Statutory Auditor	Adviser
Tohru Hirata	Statutory Auditor	—
Sunao Kobayashi	Statutory Auditor	—

End of document

May 22, 2003

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

President and Representative Director

Daisuke Hatakake

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the purchase of treasury stock

Please be advised that KUBOTA Corporation resolved at the board of directors’ meeting held on May 22, 2003 that KUBOTA Corporation would propose the purchase of treasury stock pursuant to Article 210 of Japanese Commercial Code, at the ordinary general meeting of shareholders to be held on June 26, 2003. Details are as follows;

1.    Purpose of the purchase of treasury stock

To enable the Company to have flexibility on shareholders’ equity

2.    Details of purchases of treasury stock

1) Type of shares to be acquired:	Shares of common stock of KUBOTA Corporation

2) Number of shares to be acquired:	Not exceeding 50 million shares
(3.5% of total number of shares issued)

3) Total amount of shares to be acquired:	Not exceeding ¥20 billion

Note :

The above-mentioned is subject to approval on the proposal of purchase of treasury stock at the ordinary general meeting of shareholders to be held on June 26, 2003.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 30, 2003	By:	/s/ Shigeru Kimura
		Name:	Shigeru Kimura
		Title:	General Manager
Finance & Accounting Department